FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

1 May 2024

HSBC HOLDINGS PLC
DIRECTOR DECLARATION

In accordance with UK Listing Rule 9.6.14 R(2), HSBC Holdings plc (the 'Company') confirms that José Antonio Meade Kuribreña, a non-executive Director of the Company, has been appointed as an independent member of the Technical Committee, which is equivalent to a board of directors, of Fibra Uno Administracion SA de CV, with effect from 26 April 2024.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Neil Sankoff                             +44 (0) 20 7991 5072      investorrelations@hsbc.com

Media enquiries to:
Kirsten Smart                            +44 7725 733 311         pressoffice@hsbc.com

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,001bn at 31 March 2024, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 May 2024